Exhibit 99.1

STRATASYS ANNOUNCES ANNUAL GENERAL MEETING OF SHAREHOLDERS

MINNEAPOLIS & REHOVOT, Israel, August 31, 2015—(BUSINESS WIRE)— Stratasys Ltd. (NASDAQ: SSYS) today announced that it will hold its Annual General Meeting of Shareholders (the “Meeting”) on Friday, October 9, 2015, at 9:00 a.m. U.S. Central Time, at the Stratasys NASH Building, 9600 West 76th Street, Eden Prairie, Minnesota. The record date for shareholders entitled to vote at the Annual Meeting is Friday, September 4, 2015.

The agenda for the Meeting is as follows:

1.              The election of each of Mr. Elchanan Jaglom, Mr. S. Scott Crump, Mr. David Reis, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney, Ms. Ziva Patir, and Mr. Clifford H. Schwieter to serve as a director of the Company until the 2016 annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation, replacement or removal.

2.              The approval of the payment of a cash bonus of $480,645 (approximately 1,885,000 New Israeli Shekels) to Mr. David Reis, the Company’s Chief Executive Officer and a director, in respect of his performance for the year ended December 31, 2014, as determined and approved by the compensation committee of the Company’s board of directors and by the Company’s board of directors (the “Board”) pursuant to their authority under Mr. Reis’ existing employment agreement, the Company’s Compensation Policy for Executive Officers and Directors, and the Israeli Companies Law, 5759-1999.

3.              The reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2015 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

At the annual meeting, the Company will also discuss its financial statements for the year ended December 31, 2014 and transact of such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Approval of each of the proposals above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions).

The approval of Proposal 2 is also subject to satisfaction of one of the following, additional voting requirements:

•                  the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s Amended and Restated Articles of Association, as amended.

Additional Information and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders of record a proxy statement describing in detail additional logistical information related to the Meeting, the proposals to be voted on at the Meeting, the procedure for voting in person or by proxy at the Meeting, and the various other information related to the Meeting (including further information related to the required vote for approval of each proposal), along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com or by directing such request to the Company’s Director of Investor Relations below.

This release is also available on the Stratasys website at www.Stratasys.com.

About Stratasys Ltd.

Stratasys Ltd. (Nasdaq:SSYS), headquartered in Minneapolis, Minnesota and Rehovot, Israel, is a leading global provider of 3D printing and additive manufacturing solutions. The company’s patented FDM® and PolyJet™ 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot and Solidscape, and the company operates the digital parts manufacturing service Stratasys Direct Manufacturing. Stratasys has more than 2,900 employees, holds over 800 granted or pending additive manufacturing patents globally, and has received more than 30 awards for its technology and leadership. Online at: http://www.stratasys.com or http://blog.stratasys.com.

Stratasys Ltd.
Shane Glenn, 952-294-3416
Vice President of Investor Relations
sglenn@stratasys.com

Source: Stratasys Ltd.